Exhibit 99.1

MITTAL STEEL COMPANY N.V.

Unaudited Condensed Consolidated Financial Statements for
the three and nine month periods
ended 30 September 2005

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars)

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars)

Unaudited Condensed Consolidated Balance Sheets

	September 30 2005	December 31 2004
ASSETS
Current Assets
Cash and cash equivalents	$1,787	$2,495
Restricted cash	253	138
Short-term investments	10	1
Trade accounts receivable – net	2,572	2,006
Inventories	5,529	4,013
Prepaid expenses and other current assets	850	666
Deferred tax assets – net	216	306
Total Current Assets	11,217	9,625

Property, plant and equipment – net	10,913	7,562
Investments in affiliates and joint ventures	1,166	667
Deferred tax assets – net	791	855
Intangible pension assets	103	106
Other assets	438	338
Total Assets	$24,628	$19,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$259	$341
Trade accounts payable	2,003	1,899
Dividend payable	70	1,650
Accrued expenses and other current liabilities	3,095	2,307
Deferred tax liabilities – net	161	33
Total Current Liabilities	5,588	6,230

Long-term debt, net of current portion	3,534	1,639
Deferred tax liabilities – net	857	955
Deferred employee benefits	1,832	1,931
Other long-term obligations	1,217	809
Total Liabilities	13,028	11,564

Minority Interest	1,760	1,743

Shareholders’ Equity
Common shares	60	59
Treasury stock	(112)	(123)
Additional paid-in capital	2,455	552
Retained earnings	7,312	4,739
Accumulated other comprehensive income	125	619
Total Shareholders’ Equity	9,840	5,846
Total Liabilities and Shareholders’ Equity	$24,628	$19,153

See notes to the unaudited condensed consolidated financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars except share and per share data)

Unaudited Condensed Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004

Sales	$7,050	$6,292	$21,078	$16,020
Costs and expenses
Cost of sales (exclusive of depreciation shown separately)	5,816	4,027	15,853	10,677
Depreciation	215	151	570	412
Selling, general and administrative expenses	254	182	780	510
	6,285	4,360	17,203	11,599
Operating income	765	1,932	3,875	4,421

Other income (expense) – net	10	6	50	24
Income from equity method investments	19	5	66	46
Financing costs:
Interest expense	(79)	(61)	(225)	(179)
Interest income	29	19	87	42
Net gain (loss) from foreign exchange	(13)	9	4	9
	(63)	(33)	(134)	(128)
Income before taxes and minority interest	731	1,910	3,857	4,363

Income tax expense :
Current	71	220	522	465
Deferred	93	177	204	350
	164	397	726	815
Income before minority interest	567	1,513	3,131	3,548
Minority interest	(89)	(181)	(416)	(401)
Net income	$478	$1,332	$2,715	$3,147
Basic and diluted earnings per common share	$0.68	$2.07	$3.99	$4.89
Weighted average common shares outstanding (in millions)	704	643	681	643

See notes to the unaudited condensed consolidated financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars except share and per share data)

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Net income	$478	$1,332	$2,715	$3,147
Other comprehensive income, net of tax:
Foreign currency translation adjustment	139	103	(604)	449
Minimum pension liability adjustment	—	—	—	1
Unrealized gains on available for sale security	100	45	74	29
Unrealized gains on derivative financial instruments	29	13	36	11
Comprehensive income	$746	$1,493	$2,221	$3,637

See notes to the unaudited condensed consolidated financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars except share and per share data)

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Shares	Amount	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustment	Minimum Pension Liability	Unrealized Gains on Derivative Financial Instrument	Unrealized Gains on available for Sale Securities	Shareholders’ Equity
Balance at December 31, 2004	643	$59	$(123)	$552	$4,739	$1,064	$(586)	$6	$135	5,846
Net Income	—	—	—	—	2,715	—	—	—	—	2,715
Dividend	—	—	—	—	(142)	—	—	—	—	(142)
Other Comprehensive Income	—	—	—	—	—	(604)	—	36	74	(494)
Issuance of Shares in connection with the acquisition of ISG	61	1	—	1,922	—	—	—	—	—	1,923
Capital duty	—	—	—	(10)	—	—	—	—	—	(10)
Treasury Stock	—	—	11	(12)	—	—	—	—	—	(1)
Stock based employee compensation expense	—	—	—	3	—	—	—	—	—	3
Balance at September 30, 2005	704	$60	$(112)	$2,455	$7,312	$460	$(586)	$42	$209	$9,840

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars except share and per share data)

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine Months Ended
	September 30
	2005	2004
Operating activities:
Net income	$2,715	$3,147

Adjustments required to reconcile net income to net cash provided by operations:
Depreciation	570	412
Net accretion of purchased intangibles	(93)	—
Deferred employee benefit costs	(133)	(7)
Net foreign exchange loss gain	(19)	(3)
Deferred income tax	204	350
Undistributed earnings from joint ventures	(50)	(96)
Loss (gain) on sale or write-off of property plant & equipment	(14)	1
Minority interest	416	401
Other non-cash operating activities	(66)	(4)
Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	170	(835)
Short-term investments	6	(3)
Inventories	401	(810)
Prepaid expenses and other assets	(164)	(361)
Trade accounts payable	(626)	253
Accrued expenses and other liabilities	(396)	419
Net cash provided by operating activities	2,921	2,864
Investing activities:
Purchase of property, plant and equipment	(765)	(522)
Proceeds from sale of assets and investments including affiliates and joint ventures	44	22
Acquisition of net assets of subsidiaries, net of cash acquired	(1,329)	(7)
Investments in affiliates and joint ventures	(315)	22
Restricted cash	(114)	(87)
Other investing activities	(5)	5
Net cash used in investing activities	(2,484)	(567)
Financing activities:
Proceeds from payable to banks	1,666	2,167
Proceeds from long-term debt	3,199	988
Debt issuance cost	(10)	—
Proceeds from long-term debt from an affiliate	—	46
Payments of payable to banks	(1,797)	(2,376)
Payments of long-term debt	(2,083)	(1,375)
Purchase of treasury stock	—	(54)
Sale of treasury stock for stock options exercises	6	7
Dividends paid	(1,949)	(412)
Other	(16)	3
Net cash provided by (used in) financing activities	(984)	(1,006)
Net increase (decrease) in cash and cash equivalents	(547)	1,291
Effect of exchange rate changes on cash	(161)	47
Cash and cash equivalents:
At the beginning of the period	2,495	760
At the end of the period	$1,787	$2,098

	Nine Months Ended
	September 30
	2005	2004
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest - net of amounts capitalized	$144	$62
Income taxes	634	103

Non-cash activity:
Issuance of common shares in connection with the acquisition of ISG	1,922	—
Cash dividends declared but not paid	70	—

See notes to the unaudited condensed consolidated financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars except share and per share data)

Note 1: Nature of business and basis of presentation

Nature of business

Mittal Steel Company N.V. (“Mittal Steel”) or (“Company”), formerly Ispat International N.V., together with its subsidiaries, is a manufacturer of steel and steel related products.

Basis of presentation

The condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2005, which include the accounts of Mittal Steel and its operating subsidiaries, all of which are controlled by Mittal Steel, have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are consistent in all material respects with those applied in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. The notes and accompanying condensed consolidated interim financial statements are unaudited and in the opinion of management, include all necessary adjustments for a fair presentation of the results for the interim periods. The interim periods are not necessarily indicative of the results expected for the full year or any future period. Intercompany balances and transactions have been eliminated on consolidation.

These interim financial statements are prepared in accordance with Securities and Exchange Commission (the “SEC”) rules and regulations, which allow certain information and footnote disclosures, normally included in annual financial statements, to be condensed or omitted. As a result, these interim financial statements should be read in conjunction with the consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

During the second quarter of 2005, Mittal Steel completed the acquisition of the former International Steel Group Inc (ISG). Further details of this transaction appear in Note 3 to these financial statements.

Note 2: Summary of Significant Accounting Policies

Stock Options Plan

In 1999, Mittal Steel established the Ispat International N.V. Global Stock Option Plan (the “Ispat Plan”) which is described more fully in Note 7. Prior to 2003, the Company accounted for stock options under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted, modified, or settled after January 1, 2003. Awards under the Ispat Plan vest over three years. Therefore the cost related to stock based employee compensation included in the determination of net income for 2005 and 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No.123. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Three Months ended September 30		Nine Months ended September 30
	2005	2004	2005	2004
	Actual	Pro Forma	Pro Forma	Pro Forma
Net Income - as reported	$478	$1,332	$2,715	$3,147
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	3	—	3	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3)	—	(3)	(1)
Net Income – pro forma	$478	$1,332	$2,715	$3,146

Earnings per share: Basic and diluted - as reported and pro forma	$0.68	$2.07	$3.99	$4.89

Recent accounting pronouncements

SFAS 151

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS No. 151 and does not believe that its adoption will have a material impact on the Company’s financial condition, results of operations and cash flows.

SFAS 153

In December 2004, the FASB issued SFAS No. 153, “Exchange of Non-monetary Assets, an amendment of APB Opinion No. 29,” “Accounting for Non-monetary Transaction.” SFAS No. 153 is based on the principle that exchange of non- monetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the provision of SFAS No. 153 and does not believe that its adoption will have a material impact on the Company’s financial condition, results of operations and cash flows.

SFAS 123R

In December 2004, the FASB issued SFAS 123R “Share Based Payment”, which replaces SFAS No. 123, and supersedes APB No. 25. SFAS No.123R required all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. In April 2005, the SEC postponed the effective date of SFAS 123R until the issuer’s first fiscal year beginning after June 15, 2005. Under the current rules, the Company will be required to adopt SFAS 123R in the first quarter of 2006. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment” regarding the SEC’s interpretation of SFAS No.123R and the valuation of share-based payments for public companies. The Company started expensing stock options from 2003 using the prospective method. The Company is evaluating the requirements of SFAS No.123R and SAB No.107 and expects that the adoption of SFAS No.123R on January 1, 2006 is not likely to have a material impact on the Company’s consolidated results of operations and earnings per share.

FSP FAS 109-1

In December 2004, the FASB staff issued FSP FAS 109-1 “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” This FSP clarifies that the manufacturer’s deduction provided for under the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction. The Company has determined that FAS 109-1 will not have an immediate impact on its financial condition, results of operations or cash flows. The Company’s realization of the benefit of FAS 109-1 is dependent on the utilization of its Net Operating Loss carry forwards at its US operating subsidiaries.

FSP FAS 109-2

In December 2004, the FASB staff issued FSP SFAS No.109-2 “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004” to provide accounting and disclosure guidance for the repatriation provisions included in the Act. The Act introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The Company has determined that FSP SFAS 109-2 will not have a material impact on its financial condition, results of operations or cash flows.

FIN 47

In March 2005, the FASB issued FASB Interpretation (“FIN”) No.47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” , which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No.47 is effective for fiscal years ending after December 15, 2005. The Company is currently evaluating the effect that the adoption of FIN No.47 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces APB No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS No.154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No.154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company is currently evaluating the effect that the adoption of SFAS No.154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

Note 3: Acquisitions

International Steel Group (“ISG”) acquisition

On April 15, 2005, Mittal Steel acquired the International Steel Group Inc. (“ISG”) for a purchase price of approximately $4,049 ($3,283 net of cash acquired), which includes the issuance of 60,891,883 Mittal Steel Class A common shares valued at $1,922 and cash of  $2,100 ($1,334 net of cash acquired), and estimated transaction costs of $ 27.

The fair value of Mittal Steel common shares was derived using the 20-trading-day period ending on (and including) the trading day that is two days before the effective date of the merger (April 15, 2005) in accordance with, EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”.

The acquisition has been accounted for as a purchase business combination in accordance with SFAS No.141 “Business Combinations”. The allocation of the purchase price to assets acquired and liabilities assumed are preliminary and subject to revision. The Company has not received all information to determine the final values to be assigned. Appraisals of property, plant and equipment and intangible assets are currently underway. An evaluation of information relating to certain recorded liabilities is also underway.

The following table presents the preliminary amounts recorded for the net assets, as a result of the acquisition:

Assets:
Receivables, net	$880
Inventories	2,127
Assets held for sale	25
Prepaid and other current assets	42
Intangible assets, current	276
Property, plant and equipment	3,641
Intangible assets, non-current	227
Other non-current assets	92

Liabilities:
Debt and capital lease obligations	844
Accounts payable	861
Accrued expenses and other liabilities	703
Pension and retiree benefits	210
Environmental liabilities	233
Intangible liabilities	1,066
Deferred taxes	110
Net assets recorded	$3,283

Cash paid to shareholders	2,100
Bankers’ fees and other transaction costs	27
Cash acquired	(766)

Cash paid, net	1,361
Value of stock issued	1,922

Total purchase price, net of cash acquired	$3,283

Intangible assets consist of $4 million assigned to patents and $499 million assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years. Intangible liabilities consist of $1,066 million assigned to unfavorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to 15 years. These values were assigned based on the fair value of the contracts on the date of completion of the acquisition of ISG on April 15, 2005. We recognized $93 million of income during the nine month period ended September 30, 2005 related to the net amortization of these intangibles.

The above purchase price has been allocated based on the preliminary estimate of the fair value of assets acquired and liabilities assumed. The final valuation of net assets is expected to be completed as soon as possible, but no later than one year from the acquisition date in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). To the extent that the final valuation differs from our preliminary estimates, we will make the appropriate adjustments.

The following unaudited pro forma financial information presents the combined results of operations of Mittal Steel and ISG as if the acquisition had occurred as of the beginning of the periods presented. The unaudited pro forma financial information is not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition at the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future results of operations of the combined company.

	Three Months ended September 30		Nine Months ended September 30
	2005	2004	2005	2004
	Actual	Pro Forma	Pro Forma	Pro Forma
Sales	$7,050	$8,900	$24,206	$22,938
Income before income taxes	731	2,237	4,277	5,023
Net income	478	1,588	2,944	3,659

Per share amounts
Net income per common share-basic and diluted	$0.68	$2.47	$4.32	$5.69

Hunan Valin Iron & Steel Group Co. Ltd acquisition

On January 14, 2005 Mittal Steel announced that it had signed a share purchase agreement with Hunan Valin Iron & Steel Group Co., Ltd. (“Valin Group”) to acquire 37.17% of the outstanding shares of Hunan Valin Steel Tube & Wire Co., Ltd., a listed subsidiary of Valin Group. Under the terms of the original share purchase agreement, Mittal Steel would acquire 656,250,000 legal person shares from Valin Group at a price of RMB 3.96 per share for a total consideration of RMB 2,599 million ($314), subject to a final adjustment based on the net asset value of the Company at December 31 2004. On September 28, 2005, following the required approvals by various institutions of the Chinese Government and minor adjustments to the share purchase agreement, Mittal Steel has completed the acquisition of 36.67% of shares in Hunan Valin Steel Tube and Wire Co., Ltd, for a total consideration of $338.

Romportmet acquisition

On September 8, 2005 Mittal Steel acquired an additional 78.5% shares in the Romportmet port facility in Galati Romania for a cash price of $ 47. Prior to this transaction, Sidex Trading, a subsidiary of Mittal Steel Galati, owned 11.5% shares in Romportmet. As per the Share purchase agreement, the cash consideration and the shares will be held in an Escrow Account until the final closing notice is received. In accordance with the current legal framework, Mittal Steel is required to acquire the remaining 10% minority shares through a mandatory public offer.

Note 4: Investments in Affiliates and Joint Ventures

Summary condensed information, in the aggregate, of the Company’s investments accounted for using the equity method is as follows:

	Nine Months Ended
	September 30
	2005	2004
Condensed Statement of Income Data

Gross Revenue	$1,740	$1,531
Gross Profit	164	85
Net income	90	46

	September 30	December 31
	2005	2004
Condensed Balance Sheet Data

Current Assets	$652	$559
Total Assets	1,673	1,565
Current Liabilities	563	606
Total Liabilities	800	1,078
Net Assets	873	487

Note 5: Inventories

Inventory, net of allowance for slow moving or obsolete inventory of $257 and $244 at September 30, 2005 and December 31, 2004, respectively are comprised of the following:

	September 30	December 31
	2005	2004
Finished products	$1,736	$1,095
Production in process	1,054	996
Raw materials	2,088	1,423
Manufacturing supplies, spare parts and other	598	499
LIFO reserve	53	—
	$5,529	$4,013

ISG uses last in first out (LIFO) method of valuing inventory. As a result of the acquisition, inventories were recorded at fair value on April 15, 2005 in accordance with purchase accounting guidelines. Fair values for finished goods and production in-process were established by reducing the estimated selling prices of finished goods by cost to complete, selling cost and a reasonable profit for completion and selling efforts. Raw materials were valued at replacement cost. These newly established fair values also established the base-year values for the single LIFO pool and therefore, the LIFO reserve was zero at April 15, 2005. In addition, in accordance with Mittal Steel’s policies, ISG adopted full absorption costing resulting in additional other costs such as depreciation and overhead items being included in inventory valuation. As a result of these acquisition related accounting changes to inventory, the carrying values of the closing inventory on April 15, 2005, increased by $654.

The LIFO benefit for the three month period ending September 30, 2005 was $22.

Note 6: Borrowing arrangements and indebtedness

On April 7, 2005, Mittal Steel finalized a $3,200 unsecured revolving credit and term loan facility with a consortium of banks, which was arranged by ABN AMRO, Citigroup, Credit Cuisse First Boston, Deutsche Bank, HSBC Bank and UBS. $1,700 of the facility can be utilized as a term loan facility. The facility has a maturity of 5 years and 31 days, and bears interest based on LIBOR plus a margin based on a rating grid. During the period, Mittal Steel drew down $1,700 on a term loan basis under the unsecured revolving credit and term loan facility. The interest rate at September 30, 2005 was LIBOR plus 0.475% and the principal is repayable in April 2010.

An additional amount of $1,350 under the unsecured revolving credit facility was drawn down during the second quarter of 2005, of which the full amount had been repaid as of September 30, 2005.

Mittal Steel USA ISG

On April 14, 2004, ISG issued $600 of senior, unsecured debt securities due April 15, 2014 in a private placement to a limited number of qualified institutional buyers as defined under the U.S Securities Act 1933. The debt securities bear interest at a rate of 6.5% and were sold at an original issue discount of $5, which is amortized as interest expense over the life of the issue. These debt securities have a principal at maturity of $600 and an effective annual cost of 6.625%. In October 2004, ISG exchanged the original debt securities with the terms of the new debt securities (“the Notes”) being substantially identical in all respects to the terms of the securities for which they were exchanged except that the Notes were registered under the Securities Act of 1933.

On July 14, 2005, ISG repurchased $100 aggregate principal amount of its 6.5 % Notes due April 15, 2014 pursuant to a single negotiated purchase transaction. The Notes were acquired at a purchase price of 99.625% of their aggregate principal amount, plus accrued interest, and were cancelled. ISG funded the purchase of the Notes with cash on hand.

Note 7: Shareholders’ Equity

The authorized common shares of the Company consists of 5,000,000,000 Class A shares, with a par value of Euro 0.01 per share, and 721,500,000 Class B shares, with a par value of Euro 0.10 per share. At September 30, 2005 255,401,673 (December 31, 2004 - 194,509,790) Class A shares and 457,490,210 (December 31, 2004 - 457,490,210) Class B shares were issued and 246,554,382 (December 31, 2004 – 185,284,650) Class A shares (excluding treasury shares) and 457,490,210 (December 31, 2004 – 457,490,210) Class B shares were outstanding.

During the second quarter of 2005 Mittal Steel issued approximately 60,891,883 Mittal Steel class A common shares to the former ISG stockholders in exchange for their shares of ISG common stock. At September 30, 2005 the Company had 8,847,291 of its own Class A shares which it purchased on the open market for a net consideration of $112 (at December 31, 2004 – 9,225,140 at a consideration of $123).

On June 20, 2005 the Board of Directors of Mittal Steel declared a quarterly dividend going forward of $0.10 per share resulting in dividend payments being made to shareholders during both the second and third quarters of 2005.

Stock Option Plan

In 1999, the Company adopted a stock option plan, the Ispat Plan. Under the terms of the Ispat Plan, the Company may grant options to purchase common stock to senior management of Ispat International and its affiliates for up to 6,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of Mittal Steel stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Company’s Board of Directors’ Plan Administration Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

The fair value of the award is estimated on the date of grant using an option pricing valuation model. Because the option pricing valuation model incorporates ranges for assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company’s stock. The Company uses the historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected terms of the options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The Company recorded $3 and $0 of compensation cost for the three-month and nine-month periods ended September 30, 2005 and 2004, respectively.

2005
Expected volatility	52%
Expected dividends	1.44%
Expected term in years	6
Risk free rate	4.5%

The status of the Ispat Plan with respect to the Company is summarized below at September 30, 2005:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Prices
Outstanding, December 31, 2004	1,711,216	$2.26 – $11.94	$6.72
Granted	3,905,930	$28.75	$28.75
Exercised	(331,099)	$2.26 – $11.94	$5.91
Cancelled	(15,490)	$2.26 – $28.75	$14.50

Outstanding, September 30, 2005	5,270,557	$2.26 - $28.75	$23.07

Exercisable, September 30 , 2005	1,371,784	$2.26 - $11.94	$6.94
Exercisable, December 31, 2004	1,321,721	$2.26 - $11.94	$8.03

The following table summarizes information about stock options at September 30, 2005:

Options Outstanding
		Weighted
		Average	Options
		Contractual	Exercisable
Exercise	Number	Life	Number
Prices	of Shares	(in years)	of Shares
$28.75	3,898,773	10.00	—
11.94	410,750	3.96	410,750
8.57	386,550	4.67	386,550
2.26	574,484	6.52	574,484
$2.26 – 28.75	5,270,557	8.76	1,371,784

Note 8: Balances and Transactions with Related Parties

The Company had an outstanding balance on receivables from related parties as at September 30, 2005 of $213 (December 31, 2004: $241). The Company had an outstanding balance on payables to related parties as at September 30, 2005 of $99 (December 31, 2004: $153).

The following table presents the closing balances with related parties, all of which are affiliates and joint ventures of the Company as follows:

	As of September 30	As of December 31
	2005	2004
Receivables:
Macsteel International Holdings B.V.	$84	$62
Polski Koks	44	50
WDI	31	34
Zaklad	13	10
Stalprofil	6	13
I/N Kote	—	33
I/N Tek	—	16
Others	35	23
Total	$213	$241
Payables:
Polski Koks	$42	$58
Pena Colorada	21	16
Sersiina	14	22
Orind Refractories	2	14
PCI Associates	—	15
Other	20	28
Total	$99	$153

The Company purchased $122 and $469 from related parties for the three and nine months ended September 30, 2005 and $32 and $188 for the three and nine months ended September 30, 2004, respectively for products and services. The Company sold $540 and $1,689 to related parties for the three and nine months ended September 30, 2005, respectively, for products and services and $332 and $1,169 for the three and nine months ended September 30, 2004, respectively.

Transactions with related parties, all of which are affiliates and joint ventures of the Company were as follows:

	Three Months ended 30 September		Nine Months ended 30 September
Transactions	2005	2004	2005	2004

Purchases of raw material & others:
Polski Koks	$52	$—	$201	$68
Peña Colorada	13	9	38	25
Alkat	5	—	21	9
Zaklad	4	—	14	17
Other	48	23	195	69

Total related party purchases	$122	$32	$469	$188

Sales:
Macsteel International Holdings BV	$351	$274	$1,066	$757
Polski Koks	20	—	219	155
WDI	41	48	109	132
Stalprofil	14	—	47	35
Zaklad	14	—	46	34
Alkat	4	—	17	8
Florian Centrum	5	—	15	10
Polish Steel Products	1	—	12	—
Valcovnia Plecku	—	—	11	—
Others	90	10	147	38

Total related party sales	$540	$332	$1,689	$1,169

Note 9: Accrued Expenses and other Liabilities

Accrued expenses were comprised of the following at:

	September 30	December 31
	2005	2004
Accrued taxes payable	$567	$597
Others	2,528	1,710
	$3,095	$2,307

Accrued Employee Termination Costs

Prior to the acquisition of the controlling interest in Mittal Steel Poland (formerly Ispat Polska), Mittal Steel Poland entered into a head count reduction plan in order to comply with the Act on Restructuring of Polish Steel Industry dated August 12, 2001 and Protocol 8 of the Republic of Poland Accession Treaty to the European Union. As part of the acquisition of the controlling interest in Ispat Polska, the Company agreed to provide certain entitlements for personnel whose employment with the Company will be terminated in conjunction with required restructuring plans. In total, the Company plans on terminating approximately 3,500 employees under the head-count reduction plan. The total cost expected to be incurred relating to this head-count reduction plan has been recorded at its present value as part of the Company’s initial purchase price allocation of its acquisition of Ispat Polska. The components of the accrued employee termination cost, of which $55 is included in accrued expenses and other liabilities and $19 is included in other long-term obligations, are as follow:

2005
Balance at December 31, 2004	$106
Cash payments	(24)
Interest expense	—
Foreign currency exchange	(8)
Balance remaining at September 30, 2005	$74

Note 10: Pensions and Other Post-Retirement Plans

The Company’s principal operating subsidiaries in the U.S., Canada, Trinidad, Germany and France provide defined benefit pension plans to their employees. Aside from the addition of the ISG plans, there have been no other significant changes to the Pension and other Post-retirement benefit plans as reported in the Annual report on Form 20-F, for the year ended December 31, 2004.

Pensions Plans

The components of the net periodic benefit cost of the defined benefit plans were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Net Periodic Benefit Cost
Service cost component	$13	$13	$39	$38
Interest cost component	51	47	148	141
Expected return on plan assets for the period	(53)	(52)	(158)	(157)
Amortization of the unrecognized transition obligation or transition asset	16	11	47	34
Amount of recognized gains or losses	—	1	—	2
Amount of prior service cost recognized	3	2	8	7
Net Periodic Benefit Cost	$30	$22	$84	$65

Other Post-retirement Benefits Plans

Mittal Steel’s Operating Subsidiaries in the U.S., Canada and France provide post-retirement benefits, including medical and life insurance benefits to retirees. ISG has defined benefit retiree medical and death benefit plans covering USWA employees who are eligible to retire under the current labor agreements. ISG does not intend to provide similar retiree medical benefits for employees who retire after the current labor agreement expires. ISG is not required to pre-fund any benefits and expects any benefits to be paid in 2005 to be minimal.

The components of the net periodic benefit cost of the other post-retirement benefit plans were as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Net Periodic Benefit Cost
Service cost component	$3	$2	$10	$17
Interest cost component	16	13	44	84
Expected return on plan assets for the period	—	—	—	1
Amortization of the unrecognized transition obligation or transition asset	(7)	(7)	(22)	(43)
Net Periodic Benefit Cost	$12	$8	$32	$59

Note 11: Commitments and contingencies

Commitments

Mittal Steel leases various facilities, land and equipment under non-cancellable lease arrangements. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

In the normal course of business, Mittal Steel enters into various long-term raw material supply contracts, which generally provide for the purchase prices to be negotiated annually based on market prices.

The Company does not believe that, as of September 30, 2005, any material matters exist relating to the fiscal matters in its country of incorporation and the countries where its operating subsidiaries conduct business, including the current pending or future governmental claims and demands, would require adjustment to the accompanying financial statements.

On September 12, 2005, the Company announced that the Liberian Senate ratified the Mining Development Agreement the Company entered into with the Government of Liberia. Under this agreement, the Company expects to have access to iron ore reserves in Western Liberia and anticipates the project to cost approximately $900 for the development of the mines, related railway and port infrastructure, as well as community development.  The company expects shipments of iron ore to commence in 2007.

Ispat Inland

At September 30, 2005 and December 31, 2004, Ispat Inland guarantees $ 26 and $41, respectively, of long-term debt attributable to I/N Kote, one of its equity investments. Since Ispat Inland accounts for its investment in I/N Kote under the equity method, the debt, which matures on January 12, 2007, is not recorded in Ispat Inland’s condensed consolidated balance sheet. Ispat Inland’s guarantee could be invoked in an event of default as defined in the provisions of the I/N Kote loan agreement. In addition to its 50% share of the remaining principal balance, Ispat Inland also guarantees any outstanding interest due, both of which bear interest at a rate equal to the higher of (1) the prescribed borrowing rate on the loan, or (2) the Bank’s (Mizuho Corporate Bank Limited) prime rate, plus 2%. If Ispat Inland performed on its guarantee, it would continue to own its share of I/N Kote, subject to the security interest of the Bank in the assets of I/N Kote. The terms of the guarantee require Ispat Inland to maintain a minimum tangible net worth (as defined). Ispat Inland was in compliance with this test as of September 30, 2005.

On July 16, 1998, Ispat Inland entered into an agreement (the “Agreement”) with the Pension Benefit Guaranty Corporation (the “PBGC”) to provide certain financial assurances with respect to Ispat Inland’s Pension Plan. In accordance with the Agreement, Ispat Inland provided the PBGC a $160 letter of credit which expired on July 9, 2003, and has made certain specified contributions to its Pension Plan. In addition, Ispat Inland granted to the PBGC a first priority lien on selected assets. In July 2003, Ispat Inland reached an agreement with the PBGC regarding alternative security for the $160 letter of credit. The letter of credit was allowed to expire, and in its place, Ispat Inland agreed to make contributions to its Pension Plan of $160 over the next two years and 50% of excess cash flows ($147 for 2004 was paid in 2005) as defined in the agreement with the PBGC. Under the agreement, Ispat Inland contributed $50 in July 2003 and $83 in 2004 and was required to contribute an additional $28 in 2005, which was contributed in the first and second quarters of 2005. Additionally, Ispat Inland pledged $160 of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 has been contributed to the Pension Plan and certain tests have been met.

Under the Agreement, Ryerson Tull Inc., the former parent of Ispat Inland also provided to the PBGC a $50 guarantee of Ispat Inland’s Pension Plan obligations, later issuing a letter of credit to secure this guarantee. Ispat Inland committed to take all necessary action to replace the guaranty/letter of credit by July 16, 2003, but was unable to do so, and therefore the guaranty and letter of credit continued in place. Separately, on September 15, 2003, Ispat Inland entered into a settlement agreement with Ryerson Tull under which, among other things, Ryerson Tull paid Ispat Inland $21 to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of Ispat Inland to Mittal. The $21 received from Ryerson Tull was paid into Ispat Inland Pension Plan and went to reduce the amount of the Ryerson Tull guaranty/letter of credit. Ispat Inland agreed to make specified monthly contributions to its Pension Plan totaling $29 over the twelve-month period beginning January 2004, thereby eliminating any remaining guaranty/letter of credit obligations of Ryerson Tull with respect to Ispat Inland’s Pension Plan.Of the $112 of contributions made to Ispat Inland’s pension plan during the year ended December 31, 2004, $29 reduced the amount of, and by September 15, 2004, eliminated the Ryerson Tull guaranty/letter of credit. In addition, Ispat Inland committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to share with Ryerson Tull one-third of any proceeds which Ispat Inland might receive in the future in connection with a certain environmental insurance policy.

In 1998, Ispat Inland entered into an agreement with a third party to purchase 1.2 million tons of coke annually for approximately 15 years on a take-or-pay basis at prices determined by certain cost factors from a heat recovery coke battery facility located on land leased from Ispat Inland. The actual purchases of coke under this agreement were 0.3 million and 0.9 million tons at a cost of $62 and $184 for the three and nine months ended September 30, 2005 and 0.3 million and 0.6 million tons at a cost of $49 and $136 for the three and nine months ended September 30, 2004, respectively. Under a separate tolling agreement with another third party, Ispat Inland has committed to pay tolling charges over approximately 15 years to desulphurize flue gas from the coke battery and to convert the heat output from the coke battery to electrical power and steam. Ispat Inland advanced $30 during construction of the project, which would have been credited against required cash payments during the second half of the energy tolling arrangement. During the fourth quarter of 2004, an agreement was reached to allow the third party to pay Ispat Inland a deposit repayment equal to $54. Upon receipt of these funds, the deferred asset was eliminated and a corresponding gain of $1 was recognized by Ispat Inland. As of September 30, 2005 and December 31, 2004, the estimated minimum tolling charges remaining over the life of this agreement were approximately $232 and $254, respectively.

In 2002, Ispat Inland entered into an agreement with Cleveland-Cliffs, Inc. to purchase from subsidiaries of Cleveland-Cliffs, Inc. all of its pellet requirements beyond those produced by the Minorca Mine (a wholly owned subsidiary of the US operating subsidiary) for twelve years. The price of the pellets is fixed for the first two years and then, adjusted over the term of the agreement based on various market index factors.

The total amount of firm commitments of the Ispat Inland and its subsidiaries to contractors and suppliers in connection with construction projects primarily related to additions to property, plant and equipment, was $16 and $22 at September 30, 2005 and December 31, 2004, respectively.

In 1993, Ispat Inland established a partnership, PCI Associates, with a subsidiary of NIPSCO, Inc. to lease from General Electric Capital Corporation certain equipment located at the Indiana Harbor Works relating to the injection of pulverized coal into Ispat Inland’s blast furnaces (“the PCI lease”). The term of the PCI lease is 18 years from the lease closing date, August 31, 1993. In 2003, NIPSCO sold its portion of PCI Associates to Primary Energy Steel LLC. Upon the failure of PCI Associates, an Indiana General Partnership, to pay certain amounts due or to perform certain duties under the PCI Lease or the insolvency of any of the Primary Energy Steel LLC parties or of Ispat Inland’s partner, Ispat Inland will be required, so long as it is the operator of the facility, to reimburse the lessor for certain amounts due, or to perform such actions, under the lease relating to its operations. The guaranteed amounts and duties do not pertain to the base rents due under the lease, which are the responsibility of Nisource Inc. Ispat Inland could be responsible for its percentage of the liabilities, costs or expenses associated with specified misrepresentations or covenant breaches, discounted at 10%. Ispat Inland cannot reasonably estimate the amounts which could be due under this guarantee; however, it is not likely that resulting payment obligations in connection with any such arrangements could materially affect the financial condition or results of operations of Ispat Inland. Ispat Inland has not recognized any liability associated with this guarantee.

Mittal Steel USA ISG (“ISG”)

Cleveland-Cliffs Inc has a non-cancellable contract to supply all ISG’s requirements for iron ore pellets through 2016 for its Cleveland and Indiana Harbor facilities. This agreement will renew on an annual basis after 2016, unless either party gives at least two years’ advance notice of termination. The agreement specifies product quality requirements and provides ISG with the right to negotiate price adjustments or to refuse to accept shipments of products in some circumstances. The prices ISG pays for iron ore pellets under the agreement are subject to annual adjustments for changes in certain price indices and selling prices for certain steel products. With the Weirton acquisition, ISG assumed Weirton’s agreement with Cleveland-Cliffs Inc and agreed to certain amendments as part of the assignment. Cleveland-Cliffs will supply all of Weirton’s iron ore pellets for the period 2006 to 2018 and partial requirements for 2005. The other terms of the agreement are similar to ISG’s other iron ore pellet contract with Cleveland-Cliffs Inc but only require a one year advance notice of termination. United States Steel Corporation also supplied a portion of the requirements for iron ore pellets at the Weirton facility in 2004 and will supply a portion in 2005.

Mittal Steel Point Lisas

Mittal Steel Point Lisas has entered into agreements with third parties for the purchase of 1 to 2 million metric tons of PDM ore and 2 million metric tons of Tubarao ore per year for the period March to February 2007 with an additional agreement of 1.6 million metric tons for the period March 2007 to December 2007.

Mittal Steel Lazaro Cardenas

During 2005, Mittal Steel Lazaro Cardenas signed an agreement with a third party valid until December 2007 for the supply of 1 million metric tons per annum of Pellet feed to the Mexican operations.

Mittal Steel Annaba

The Company has committed to invest $140 at Mittal Steel Annaba over a ten year period commencing October 2001 of which $80 shall be invested in the first five years of operations to attain shipping levels of 1.2 million metric tons per year. The Algerian Operating Subsidiary has spent $69 through September 30, 2005. Mittal Steel Annaba has committed to complete and realize the industrial pollution control program estimated to cost up to $25 over a ten year period commencing October 2001 for which Mittal Steel Annaba has spent $4 through September 30, 2005. The Company also committed to invest $30 at Mittal Steel Tebessa over a ten year period commencing October 2001, $20 of which is to be invested in the first five years of operations. The Company has spent $16 through September 30, 2005 towards this commitment.

Mittal Steel Galati

The Company has committed to inject $175 to finance part of the total capital expenditure commitment of $351 (including $76 for environmental protection) at Mittal Steel Galati over a ten year period ending in 2011. The amount committed to be spent is $55 and $44 for the years ending December 31, 2005 and 2006, respectively and thereafter $20 every year from sixth to tenth year. Mittal Steel Galati has spent $337 and the Company has injected $60 to Mittal Steel Galati through September 30, 2005. Mittal Steel Galati has also committed to contribute $5 per year to provide certain employees facilities.

Mittal Steel Ostrava

Mittal Steel Ostrava has committed to invest $243, including $20 for environmental investment, from 2003 to 2012, out of which $135 shall be invested by 2007. Mittal Steel Ostrava has spent $72 up to September 30, 2005 towards this commitment.

Mittal Steel Poland

The sale of the Company’s Polish Operating Subsidiary by the government of Poland was part of an initiative to restructure the Polish steel industry. Pursuant to the acquisition agreement, the Company committed to make capital expenditures of €497 (equivalent to approximately $662 based on the exchange rate prevailing on the date of the commitment) through December 2009, as well as to comply with the restructuring plan that the government of Poland agreed with the European Commission as part of the European Union accession process, including the shutdown of some rolling and finishing facilities and minimum employment levels. Through September 30, 2005, Mittal Steel Poland has spent $135 towards this commitment.

Mittal Steel Poland’s Krakow unit (previously an independent legal entity owned by the State Treasury of Poland) entered into a composition agreement with its trade creditors (approved by the court in 2002). Outstanding balances are to be paid in installments without interest and 40% of the liability to be waived upon completion of all payments. The last installment is due in 2007. If Mittal Steel Poland fails to pay installments according to the agreed schedule, the portion waived ($ 82m) would become due with interest for the period from the date the composition agreement was approved through to the date of payment. Mittal Steel Poland was in compliance with these repayment obligations as of September 30, 2005.

Mittal Steel Poland applied to the Polish government for restructuring of public debts due to various government institutions. The agreement was made according to specified government aid programs for the steel industry and other entities important for the labor market in Poland. According to the agreement, outstanding balances due were to be paid in installments without interest. The last installment is due in 2010. If Mittal Steel Poland fails to pay installments according to agreed schedules, interest for the entire period following  approval of the agreement would become due. Mittal Steel Poland was in compliance with these repayment obligations as of September 30, 2005.

Mittal Steel Temirtau

On December 26, 2001, Mittal Steel Temirtau had signed a contract with the Committee on Investments of the Ministry of Foreign Affairs of the Republic of Kazakhstan. Under this contract the Company, subject to market conditions, may invest in projects totaling $580 until the year 2006. The Company has completed the investment in an amount of $501 as of September 30, 2005. Other capital commitments outstanding against major contracts as of September 30, 2005 totaled $81.

Mittal Steel South Africa

Mittal Steel South Africa has capital equipment purchase commitments for amounts authorised and orders placed of $119 as of 30 September 2005.

Contingencies

The Company is party to a number of legal proceedings arising in the ordinary course of business. The Company does not believe that the adverse determination of any such pending routine litigation, either individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations, or cash flows. Where these actions are being contested their outcome is not predictable with assurance.

Environmental Liabilities

The Company’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. Previous owners of the Company’s facilities expended in the past, and the Company expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. The Company believes that these environmental expenditures are not projected to have a material adverse effect on the Company’s consolidated financial position or on the Company’s competitive position with respect to other steelmakers subject to the same environmental requirements.

Ispat Inland

On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered a consent decree that resolved all matters raised by a lawsuit filed by the Environmental Protection Agency (“EPA”) in 1990 (the “1993 EPA Consent Decree”) against, among others, Inland Steel Company (the “Predecessor Company”). The 1993 EPA Consent Decree assessed a $4 cash fine, required Ispat Inland to undertake environmentally beneficial projects costing $7 at the Indiana Harbor Works, and required $19 plus interest to be spent in remediating sediment in portions of the Indiana Harbor Ship Canal and Indiana Harbor Turning Basin (“Sediment Remediation”). Ispat Inland has paid the fine and substantially completed the environmentally beneficial projects. Ispat Inland’s reserve for the remaining environmental obligations under the 1993 EPA Consent Decree totalled $29 and $28 as of September 30, 2005 and December 31, 2004, respectively. Future payments under the sediment remediation portion of the 1993 EPA Consent are substantially fixed. The 1993 EPA Consent Decree also requires remediation of Ispat Inland’s Indiana Harbor Works site (the “Corrective Action”) which is a distinct and separate responsibility under the Consent Decree. The 1993 EPA Consent Decree establishes a three-step process for the Corrective Action, each of which requires approval by the EPA, consisting of: assessment of the site (including stabilization measures), evaluation of remediation alternatives and remediation of the site. Ispat Inland is presently assessing the nature and the extent of environmental contamination. Assessments under the 1993 EPA Consent Decree have been ongoing since the decree was entered and no significant new environmental exposures have been identified. It is anticipated that this assessment will cost approximately $2 to $4 per year over the next several years. Until the first two steps are completed, the remedial action to be implemented cannot be determined. Therefore, Ispat Inland cannot reasonably estimate the cost of, or the time required to satisfy, its obligations under the corrective action, but it is expected that remediation of the site will require significant expenditures over several years that may be material to Ispat Inland’s financial position, results of operations and cash flows. Insurance coverage with respect to work required under the 1993 EPA Consent Decree is not significant.

Capital spending for pollution control projects previously authorized and presently under consideration will require expenditures of approximately $3 in 2005 and $7 in 2006. During the 2007 to 2009 period, it is anticipated that Ispat Inland will make annual capital expenditures of $2 to $6 on pollution control projects. In addition, Ispat Inland will have ongoing annual expenditures (non-capital) of $35 to $40 to operate and maintain air and water pollution control facilities to comply with current federal, state and local laws and regulations. Ispat Inland is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, Ispat Inland does not expect environmental expenditures, excluding amounts that may be required in connection with the Consent Decree in the 1990 EPA lawsuit, or as referenced below, to materially affect Ispat Inland’s financial position, results of operations and cash flows. Corrective actions relating to the EPA consent decree will require significant expenditures over the next several years that may be material to the financial position, results of operations and cash flows of Ispat Inland. At September 30, 2005 and December 31, 2004, Ispat Inland’s reserves for environmental liabilities totalled $35 and $37, respectively, $23 and $22 of which is related to the sediment remediation under the 1993 EPA Consent Decree.

In October 1996, Ispat Inland was identified as a potentially responsible party due to alleged releases of hazardous substances from its Indiana Harbor Works facility and was notified of the Natural Resource Damages Act (“NRDA”) trustee’s intent to perform an environmental assessment on the Grand Calumet River and Indiana Harbor Canal System. A consent decree has been negotiated, which was issued as a final order of the court in January 2005, and became effective April 1, 2005. Under the decree, Ispat Inland is to pay approximately $9 in total. In the first year Ispat Inland is to pay approximately $2, and pay $2 in each of the subsequent four years, plus interest. Additionally, Ispat Inland has incurred approximately $1 in costs related to this matter, payable within 30 days of the effective date of the Consent Decree. Under the terms of the consent decree, Ispat Inland has, through the issuance of a letter of credit, provided financial assurance to the NRDA trustees of its ability to provide the $8 Restoration Costs portion of the $9. At September 30, 2005 and December 31, 2004, Ispat Inland’s reserve for the NRDA decree totalled $7 and $9, respectively. Ispat Inland is engaged in ongoing negotiations with the EPA regarding a similar dollar reduction in the separate environmental reserve established for EPA Consent Decree. It is Ispat Inland’s position that the Sediment Remediation and the NRDA decree address remediation of the same waterways. Management believes that the required future payments related to these matters are substantially fixed, and, accordingly, does not believe that reasonably possible losses, if any, in excess of the amounts accrued will have a material effect on Ispat Inland’s financial position, results of operations and cash flows.

A notice of violation (“NOV”) was issued on July 2, 2002 by the EPA against Ispat Inland, Indiana Harbor Coke Company, L.P. (“IHCC”) and Cokenergy, Inc., alleging violations of air quality and permitting regulations for emissions from the Heat Recovery Coal Carbonization facility which is operated by IHCC. An amended NOV stating similar allegations was issued on August 8, 2002. A Consent Agreement and Final Order has now been entered which has found that the allegations against Ispat Inland are without foundation and provides that the other two recipients of the NOV are liable for compliance violations and must pay a penalty and undertake a Supplemental Environmental Project. These two parties have agreed that they will not seek reimbursement of their costs under the Consent Agreement and Final Order from Ispat Inland.

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as Superfund, and analogous state laws can impose liability for the entire cost of cleanup at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. Ispat Inland is a potentially responsible party at several state and federal Superfund sites. Ispat Inland could, however, incur additional costs or liabilities at these sites based on new information, if additional cleanup is required, private parties sue for personal injury or property damage, or other responsible parties sue for reimbursement of costs incurred to clean up sites. Ispat Inland could also be named a potentially responsible party at other sites if its hazardous materials or those of its predecessor were disposed of at a site that later becomes a Superfund site.

Mittal Steel USA ISG

At ISG properties in Lackawanna, New York, a Resource Conservation and Recovery Act (“RCRA”) Facility Investigation (RFI) was completed. A report was submitted to the EPA, and the New York State Department of Environmental Conservation (NYDEC), for approval on December 17, 2004. NYDEC and ISG executed an order on consent to perform interim corrective measures at the former storage tank area. This order was executed on November 26, 2004. ISG and NYDEC will be discussing additional corrective measures following the agency’s review of the site RFI. ISG has estimated that the undiscounted future cost of performing anticipated remediation and post remediation activities will be about $66 and will be completed over a period of 15 years or more. The estimate is based on the extent of soil and groundwater contamination identified by the RFI and likely remedial alternative; including excavation and consolidation of containments in an on-site landfill and continuation of a storage tank area groundwater pump and treat system.

ISG’s Sparrow Point operating facility is subject to comprehensive multimedia pollution consent decree which was entered by the U.S. District Court for Maryland on October 8, 1997. ISG has assumed the ongoing obligations under the consent decree. The consent decree requires ISG to address compliance, closure and post-closure care matters and implement corrective measures associated with two onsite landfills (Gray’s Landfill and Coke Point Landfill), perform a site-wide investigation under RCRA, continue the operation and maintenance of a remediation system at an idle rod and wire mill, and address several pollution prevention items, such as, reducing the generation of iron kish, and recycling blast furnace water treatment slurry and an onsite wastewater treatment plant sludge. The potential costs, as well as the time frame for the complete implementation of possible remediation activities at Sparrows Point, cannot be reasonably estimated until more of the investigations required by the decree have been completed and the data analyzed. Notwithstanding the above, it is probable, based on currently available data, that remediation will be required at the former coke plant. In addition, pursuant to the order of the U.S. District Court for Maryland, ISG also must implement corrective measures at the Gray’s Landfill and Coke Point Landfill and post-closure care at the former rod and wire mill Area. The total undiscounted cost of these related matters is estimated to be approximately $42.

ISG is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in south-western Pennsylvania. ISG entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (PaDEP) in May 2003 addressing financial assurance for long-term operation and maintenance of the wastewater treatment facilities associated with these mines. As required by this Consent Order and Agreement, ISG submitted an Operational Improvement Plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ISG to propose a long-term financial assurance mechanism. PaDEP approved ISG’s cost reduction plan and on May 9, 2004, ISG entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ISG expects to fund the treatment trust over a period of up to 10 years at a current target value of approximately $20. Until the improvements are made and the treatment trust is fully funded, ISG expects to spend about $1 to $2 per year for the operation of treatment plants for acid mine drainage from these closed mines. After the treatment trust is fully funded, the treatment trust will then be utilized to fund the cost of treatment of acid mine drainage. Although remote, ISG could be required to make up any deficiency in the treatment trust in the future.

At ISG’s properties in Johnstown, Pennsylvania, there are a number of historic waste disposal units, including solid and hazardous waste landfills located at the site that are subject to closure and other regulation by PaDEP. There are also historic steel and coke-making operating locations at the Johnstown site that may have caused groundwater contamination. Although potentially subject to RCRA corrective action or similar state authority, no comprehensive environmental investigations have been performed at this site to date. ISG estimates that the undiscounted costs associated with future landfill closure, site investigations and probable remediation at this facility that presently can be estimated to be approximately $20.

The Indiana Harbor ( East) , Indiana facility is subject to a U.S. EPA 3013 Administrative Order investigation plan to assess soil and groundwater conditions associated with 14 solid waste management units which was approved on January 12, 2005. Although localized remediation activities have been conducted at this facility, additional remediation may be required after the investigation of these solid waste management units has been completed. It is not possible to estimate the cost of required remediation or monitoring, if any, that may result from this investigation at this time. An area of subsurface fuel oil contamination exists and is currently the subject of remediation actions. The U.S. EPA and ISG are discussing a draft administrative order with respect to the oil issue. In addition, a solid waste landfill at Indiana Harbor will require closure via an engineered capping system and post-closure care including groundwater monitoring. The total estimated undiscounted cost related to these matters that can presently be estimated is approximately $16.

At ISG’s Burns Harbor, Indiana facility, an RFI was completed in accordance with a U.S. EPA approved work plan. Based on the results of the investigation, ISG does not believe there will be any substantial remediation required to complete the corrective action process at the facility; however, it is likely that ISG will incur future costs primarily related to long term post-closure care including groundwater monitoring. In addition, Bethlehem managed approximately 1 million net tons of air pollution control dusts and sludges in piles on the ground at the Burns Harbor site. While an alternative means of handling this material continues to be evaluated, it is probable that ISG will incur future costs to manage this material. ISG also has a continuing obligation pursuant to a consent order issued by the U.S. District Court in Indiana to operate a collection and treatment system to control contaminated groundwater seeps from the face of a dock wall at the site. The total undiscounted costs related to these matters are estimated to be approximately $23.

ISG’s Cleveland Ohio facility may be subject to RCRA corrective action or remediation under other environmental statutes. An integrated steel facility has operated on the property since the early part of the 20th century. As a result, soil and groundwater contamination may exist that might require remediation pursuant to the RCRA corrective action program or similar state programs. No RCRA corrective action has been demanded at any of the Cleveland facilities by either U.S. federal or state authorities and no comprehensive investigation of any of the facilities has been performed. However, certain limited and localized remediation activities have been or will be conducted at these sites. These remediation activities include a large permitted solid waste landfill at the site that will require installation of an engineered capping system for closure and post-closure care including groundwater monitoring in the future. The undiscounted cost of closure and post-closure care for this landfill is estimated to be approximately $13.

ISG’s Weirton, West Virginia facility has been subject to a RCRA corrective action related consent decree since

1996. The Order requires the facility to conduct investigative activities to determine the nature and extent of hazardous substances that may be located on the facility’s property and to evaluate and propose corrective measures needed to abate unacceptable risks. Areas within the facility’s property have been prioritized and investigation of the two highest priority areas has been completed. Investigation of the remaining areas and some remediation is underway. In addition, ISG is required to excavate and dispose off-site contaminates as closure of a surface impoundment pursuant to the RCRA corrective action and a 1996 consent decree. The Company is in communication with the U.S. EPA and West Virginia Department of Environmental Protection regarding other potential RCRA concerns at the site. The undiscounted cost of investigative and closure activities at the site are estimated to be about $12.

ISG is subject to a variety of permitting requirements under the Clean Air Act that restricts the type and amount of air pollutants that may be emitted from regulated emission sources. On February 28, 2003, the U.S. EPA issued a final rule to reduce hazardous air pollutant (HAP) emissions from integrated iron and steel manufacturing facilities. The final rule will require affected facilities to meet standards reflecting the application of maximum achievable control technology (MACT) standards. Many of ISG’s facilities are subject to the new MACT standards, and compliance with such standards will be required starting in May 20, 2006. ISG anticipates installing controls at facilities to comply with the new MACT standards with capital expenditures of about $135 through to 2006.

ISG anticipates spending over $48 over the next 40 years, including over $11 during the next twelve months, to address the removal and disposal of PCB equipment and asbestos material encountered during the operation of our facilities.

There are a number of other facilities and properties, which ISG owns across the U.S., which may present incidental environmental liabilities. The majority of these sites were former pipe coating operations which may have impacted soils or groundwater. The estimated cost of future investigations and probable remediation at these sites is estimated to be about $10.

The undiscounted amounts disclosed above have been discounted at appropriate rates with the discounted liability recorded in the accompanying balance sheet at September 30, 2005.

Other Subsidiaries

Environmental remediation for periods prior to the privatizations of the Company’s operating subsidiaries in the Czech Republic, Romania and Algeria are borne by the local governments in those countries. Environmental remediation relating to periods subsequent to the privatizations has been complied with, and accordingly there are no remediation liabilities for which the Company is responsible at September 30, 2005. The liability primarily relates to environmental remediation costs recognized (a) fully in terms of decommissioned facilities, and (b) pro-rated costs for facilities to be decommissioned in the future in terms of site-specific holistic environmental master plans developed in consultation with external consultants taking into consideration the appropriate statutory regulations.

Legal Claims

The Company is a party to a number of legal proceedings arising in the ordinary course of business. The Company does not believe that the adverse determination of any such pending routine litigation, either individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations, or cash flows. Where these actions are being contested their outcome is not predictable with assurance.

Ispat Inland

In January 2005 Ispat Inland received a Third Party Complaint by Alcoa Incorporated (“Alcoa”) alleging that Ispat Inland is liable as successor to the interests of Hillside Mining Co,(“Hillside”) a company that Ispat Inland acquired in 1943, operated until the late 1940s and then sold the assets in the early 1950s. It is alleged that since Hillside was operating in the area at the same time as Alcoa, if Alcoa is found to be liable in the original suit that was filed against it by approximately 340 individuals who live in the Rosiclare area of southern Illinois, then Ispat Inland should also be found liable, and there should be an allocation to Ispat Inland of the amount that would be owed to the original Plaintiffs. Those original Plaintiffs are alleging that the mining and processing operations allowed the release of fluorspar, manganese, lead and other heavy metal contaminants, causing unspecified personal injury and property damage. Ispat Inland has also been identified as a potentially responsible party by the Illinois EPA in connection with this matter. Ispat Inland has requested further information from the Illinois EPA regarding their potential claim. Until such time as this matter is further developed, management is not able to estimate reasonably possible losses, or a range of such losses, the amounts of which may be material in relation to Ispat Inland’s financial position, results of operations and cash flows. Ispat Inland intends to defend itself fully in these matters.

Ispat Inland and an independent, unaffiliated producer of raw materials are parties to a long-term supply agreement under which Ispat Inland was obligated to fund an escrow account to indemnify said producer of raw materials for the continuing availability of certain tax credits under the US Tax code, which credits extend until January 1, 2008. Contributions to the escrow account were determined by the agreement and the funds were restricted from Company use while in the escrow account. Ispat Inland received full recovery of $39, the escrowed amount, in April of 2001. No further contributions to the escrow account are required at this time as Ispat Inland believes the likelihood of the specific contingency occurring is remote. If there is any loss, disallowance or reduction in the allowable tax credits applicable to the raw materials previously sold to Ispat Inland, then Ispat Inland will be required to repay the independent, unaffiliated producer the amount by which the cost of the raw materials was decreased as a result of such tax credits, subject to certain adjustments, plus interest. As of September 30, 2005, the Company’s cumulative cost reduction due to such tax credits totalled $206 with no current carrying amount of this indemnification.

Mittal Steel Galati

Sidex International Plc. (“SIP”), a joint venture that Mittal Steel Galati formed in 1997 with Balli Steel Plc, in 2002 raised a claim of approximately $48 for alleged non-delivery of steel by Mittal Steel Galati from 1998 onwards as well as interest, damages and costs. Mittal Steel Galati disputed this claim and brought a counterclaim for non-payment by SIP plus damages, interest and costs, in total exceeding the amount of the claim raised by SIP. An arbitration tribunal made an award in favor of SIP for $38 in September 2005.The same has been provided for in the accounts of Mittal Steel Galati for the quarter ended September 30, 2005. Mittal Steel has an indemnity from a third party in this matter.

The Competition Council of Romania has commenced investigations against Mittal Steel Galati on state aid and on certain commercial practices. As the Company cannot determine the outcome of these matters or estimate the amount or range of a potential recovery order and or fine that may be imposed on Mittal Steel Galati no amount has been provided as of September 30, 2005.

Mittal Steel Roman & Mittal Steel Iasi

In June 2005 the Competition Council of Romania had begun an investigation concerning state aid received by Mittal Steel Roman and Mittal Steel Iasi in connection with their respective privatisations. Since the Company cannot determine the outcome of this investigation or estimate the amount or range of a potential recovery order that may be imposed on it Mittal Steel Roman, no amount has been provided as of September 30, 2005.

Mittal Steel Ostrava

Vysoke Pece Ostrava a.s. (“VPO”), a subsidiary of Mittal Steel Ostrava, is involved in a dispute with Osinek a.s (“Osinek”) whereby Osinek refused to pay the balance of purchase price for deliveries of hot metal made by VPO between January 2003 and February 2004. The outstanding balance is $14. Osinek argues that the price claimed by VPO for period the January 2003 to June 2004 exceeded the economic value of hot metal and was in breach of competition law and that VPO is not entitled to any payment of the purchase price and VPO should repay $28. VPO filed an action against Osinek in January 2004 and Osinek filed a counterclaim. The first hearing between both parties took place in September 2005, with the next hearing scheduled for January 2006. VPO has obtained expert’s opinion that the purchase price was appropriate.

Mittal Steel South Africa

Mittal Steel South Africa is involved in a dispute with Harmony Gold, Cadac (Pty) Ltd., Barnes Group of Companies and others alleging that Mittal Steel South Africa is in violation of the Competition Act. Any adverse decision by the Competition Commission or Competition Tribunal in the Republic of South Africa would impact the pricing formulas used by Mittal Steel South Africa and may result in a fine not exceeding 10% of the turnover of Mittal Steel South Africa. A trial date has been fixed for February 2006. As the Company cannot determine the outcome of this matter or estimate the amount of potential loss that may be incurred by Mittal Steel South Africa, no amount has been provided as at September 30, 2005.

Mittal Steel South Africa and one other South African Operating Subsidiary are involved in a dispute with the South African Revenue Services in respect of the first Business Assistance Agreement (BAA) payment of $90 in 2003. An independent legal opinion has been obtained supporting the Companies taxation treatment of the payments. As the Companies cannot determine the outcome of this matter or estimate the amount or range of potential loss that may be incurred by the two entities, no amount has been provided as at September 30, 2005.

Note 12: Segment and geographic information

Management considers the Company’s steel operation to be a single business segment. As the Company has no operations in its home country of the Netherlands, all of its sales are considered to be foreign sales.

Information with respect to the Company’s operations in different geographic areas is as follows:

	Americas	Europe	Asia & Africa	Others & eliminations	Consolidated
Nine Months ended September 30, 2004
Sales	$4,762	$7,061	$5,466	$(1,269)	$16,020
Operating income	1,100	1,486	1,711	124	4,421
Depreciation	133	203	154	(78)	412
Capital expenditures	(80)	(167)	(292)	17	(522)
Total assets as at December 31, 2004	8,342	17,203	8,707	(15,099)	19,153

Nine Months ended September 30, 2005
Sales	$8,771	$7,804	$5,847	$(1,344)	$21,078
Operating income	1,199	803	1,788	85	3,875
Depreciation	226	211	178	(45)	570
Capital expenditures	(210)	(270)	(285)	—	(765)
Total assets as at September 30, 2005	22,070	25,128	9,122	(31,692)	$24,628

	Americas	Europe	Asia & Africa	Others & eliminations	Consolidated
Three Months ended September 30, 2004
Sales	$1,917	$2,819	$2,036	$(480)	$6,292
Operating income	580	644	668	40	1,932
Depreciation	44	81	57	(31)	151
Capital expenditures	(29)	(75)	(119)	—	(223)
Total assets as at December 31, 2004	8,342	17,203	8,707	(15,099)	19,153

Three Months ended September 30, 2005
Sales	$3,378	$2,265	$1,702	$(295)	$7,050
Operating income	184	47	479	55	765
Depreciation	99	56	60	—	215
Capital expenditures	(74)	(125)	(106)	—	(305)
Total assets as at September 30, 2005	22,070	25,128	9,122	(31,692)	24,628

Information concerning certain countries was as follows:

	Sales for Three Months Ended		Sales for Nine Months Ended		Long-lived Assets(1)
	September 30		September 30		September 30	December 31
	2005	2004	2005	2004	2005	2004
Americas
United States	$2,667	$909	$6,137	$2,347	$5,297	$1,689
Mexico	332	441	1,204	1,133	477	472
Other	379	567	1,430	1,282	614	630
Total Americas	3,378	1,917	8,771	4,762	6,388	2,791
Europe
Romania	$455	$513	$1,732	$1,479	$416	$360
Czech Republic	413	550	1,446	1,479	745	873
Poland	661	1,156	2,414	2,429	2,019	2,237
Other	736	600	2,212	1,674	660	724
Total Europe	2,265	2,819	7,804	7,061	3,840	4,194
Asia & Africa
Kazakhstan	$422	$349	$1,046	$1,031	$1,105	$1,018
South Africa	941	1,005	2,929	2,592	1,658	1,860
Other	339	682	1,872	1,843	282	330
Total Asia & Africa	1,702	2,036	5,847	5,466	3,045	3,208
Eliminations(2)	(295)	(480)	(1,344)	(1,269)	(2,360)	(2,631)
Total	$7,050	$6,292	$21,078	$16,020	$10,913	$7,562

(1)Consists of property, plant and equipment, net of accumulated depreciation

(2)Eliminations relate to inter-region

Note 13: Income Tax Expense

The income tax provision for the nine months ended September 30 2005 reflects an estimated annual effective tax rate of 19% (nine months 2004 was 19%). This provision is based on an estimated annual effective rate, which requires management to make its best estimate of annual forecast pretax income for the year. During the year, management regularly updates forecast estimates based on changes in various factors such as prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits. To the extent that actual pretax results for domestic and foreign income in 2005 vary from forecast estimates applied at the end of the most recent interim period, the actual tax provision recognized in 2005 could be materially different from the forecast annual tax provision as of the end of the third quarter.

As of September 30, 2005, the amount of net deferred tax liability recorded was $ 11, net of an established valuation allowance of $193. As of December 31, 2004, the amount of net deferred tax assets recorded was $173, net of an established valuation allowance of $ 179.

Note 14: Financial Information for Issuer, Subsidiaries and Non-Guarantor Subsidiaries – Mittal Steel Europe

The senior notes issued by Mittal Steel Europe (formerly known as Ispat Europe) are jointly, severally, fully and unconditionally guaranteed on a senior basis by Mittal Steel, Mittal Steel Germany GmbH, Mittal Steel Hamburg, Mittal, Mittal Steel Ruhrort and Mittal Steel Hochfeld GmbH. Presented below is condensed consolidating financial information for:

•              Mittal Steel on a parent company only basis;

•              Mittal Steel Europe, on a parent company only basis;

•              Mittal Steel Europe’s guarantor subsidiaries, Mittal Steel Germany GmbH, Mittal Steel Hamburg, Mittal Steel Ruhrort and Mittal Steel Hochfeld GmbH on a combined basis;

•              Mittal Steel Europe’s non-guarantor subsidiaries, Mittal Steel Gandrange S.A., Trefileurope S.A, whose securities have been pledged as collateral to the senior notes issued by Mittal Steel Europe;

•              Mittal Steel Europe eliminations;

•              Mittal Steel Europe consolidated;

•              Mittal Steel’s non-guarantor subsidiaries, on a combined basis;

•              Mittal Steel eliminations and other adjustments; and

•              Mittal Steel and subsidiaries consolidated.

Mittal Steel Europe has no business operation of its own. Accordingly, it can only pay dividends or distributions to the extent it is able to arrange a distribution from its subsidiaries, recognize gain from the sale of its assets or records additional paid in capital from the issuance of common shares. Mittal Steel Europe’s operating subsidiaries are subject to certain restrictions under the terms of certain of their debt agreements for paying dividends. As a result, $24 of Mittal Steel Europe’s retained earnings is free of restriction for the payment of dividends as of September 30, 2005.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Condensed consolidating statements of income for the three months period ended September 30, 2005

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe- Consolidated	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated

Net sales	$—	$7	$288	$187	$(23)	$459	$6,622	$(31)	$7,050
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	3	225	182	(19)	391	5,467	(42)	5,816
Depreciation	—	—	2	2	—	4	211	—	215
Selling, general and administrative	24	2	12	8	(4)	18	235	(23)	254
Operating income (loss)	(24)	2	49	(5)	—	46	709	34	765
Other income (expense) net	49	—	—	1	—	1	(39)	(1)	10
Income from equity method investments	452	26	1	—	(26)	1	18	(452)	19

Financing costs:
Net interest income (expense)	2	2	(2)	(2)	—	(2)	(49)	(1)	(50)
Net gain (loss) from foreign exchange	(1)	—	—	—	—	—	(12)	—	(13)
Income (loss) before taxes and minority interest	478	30	48	(6)	(26)	46	627	(420)	731
Income tax (benefit) expense:
Current	—	—	19	—	—	19	52	—	71
Deferred	—	—	1	(4)	—	(3)	96	—	93
Net income (loss) before minority interest	478	30	28	(2)	(26)	30	479	(420)	567
Minority Interest	—	—	—	—	—	—	(89)	—	(89)

Net income (loss)	$478	$30	$28	$(2)	$(26)	$30	$390	$(420)	$478

Condensed consolidating statements of comprehensive income for the three months period ended September 30, 2005

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe- Consolidated	Mittal Steel - -Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated

Net income (loss)	$478	$30	$28	$(2)	$(26)	$30	$390	$(420)	$478
Other comprehensive income (loss)	268	6	2	(1)	(1)	6	262	(268)	268
Comprehensive income (loss)	$746	$36	$30	$(3)	$(26)	$36	$652	$(688)	$746

37

Condensed consolidating balance sheets as of September 30, 2005

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel - -Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$13	$1	$59	$4	$—	$64	$1,710	$—	$1,787
Restricted cash	—	—	—	—	—	—	253	—	253
Short-term investments	—	—	—	—	—	—	10	—	10
Trade accounts receivable	—	5	153	110	—	268	2,304	—	2,572
Inventories	—	3	135	169	—	307	5,254	(32)	5,529
Prepaid expenses and other current assets	1,023	50	891	1,308	(2,161)	88	2,440	(2,701)	850
Deferred tax assets -net	—	—	2	8	—	10	206	—	216
Total current assets	1,036	59	1,240	1,599	(2,161)	737	12,177	(2,733)	11,217
Property, plant and equipment - net	—	—	140	103	—	243	10,643	27	10,913
Investments in affiliates	10,615	565	20	552	(1,117)	20	11,046	(20,515)	1,166
Deferred tax assets – net	—	—	2	4	—	6	785	—	791
Intangible pension assets	—	—	—	—	—	—	103	—	103
Other assets	38	1	7	2	—	10	398	(8)	438
Total assets	$11,689	$625	$1,409	$2,260	$(3,278)	$1,016	$35,152	$(23,229)	$24,628
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	$—	$4	$3	$3	$—	$10	$249	$—	$259
Trade accounts payable	—	3	103	83	—	189	1,814	—	2,003
Accrued expenses and other current liabilities	1,849	198	790	1,469	(2,224)	233	3,802	(2,558)	3,326
Total current liabilities	1,849	205	896	1,555	(2,224)	432	5,865	(2,558)	5,588
Long-term debt including to affiliates	—	84	—	13	(12)	85	3,602	(153)	3,534
Deferred employee benefits	—	—	41	58	—	99	1,733	—	1,832
Other long-term obligations	—	—	56	8	—	64	2,009	1	2,074
Total liabilities	1,849	289	993	1,634	(2,236)	680	13,209	(2,710)	13,028
Minority Interest	—	—	—	—	—	—	1,760	—	1,760
Shareholders’ equity	9,840	336	416	626	(1,042)	336	20,183	(20,519)	9,840

Total liabilities and shareholders’ equity	$11,689	$625	$1,409	$2,260	$(3,278)	$1,016	$35,152	$(23,229)	$24,628

Condensed consolidating statements of income for the three months period ended September 30, 2004

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated

Net sales	$—	$9	$342	$214	$(35)	$530	$5,859	$(97)	$6,292
Costs and expenses:
Cost of sales (exclusive of depreciation shownseparately below)	—	14	253	184	(29)	422	3,708	(103)	4,027
Depreciation	—	—	2	2	—	4	147	—	151
Selling, general and administrative	3	3	13	11	(5)	22	167	(10)	182
Operating income (loss)	(3)	(8)	74	17	(1)	82	1,837	16	1,932
Other income (expense) – net	3	—	1	(1)	—	—	10	(7)	6
Income from equity method investments	1,334	62	—	—	(62)	—	5	(1,334)	5

Financing costs:
Net interest income (expense)	(2)	(4)	(1)	(1)	—	(6)	(35)	1	(42)
Net gain (loss) from foreign exchange	—	—	—	—	—	—	9	—	9
Income before taxes and minority interest	1,332	50	74	15	(63)	76	1,826	(1,324)	1,910
Income tax (benefit) expense:
Current	—	—	21	—	—	21	198	1	220
Deferred	—	—	5	—	—	5	172	—	177
Net income (loss) before minority interest	1,332	50	48	15	(63)	50	1,456	(1,325)	1,513
Minority Interest	—	—	—	—	—	—	(181)	—	(181)

Net income (loss)	$1,332	$50	$48	$15	$(63)	$50	$1,275	$(1,325)	$1,332

Condensed consolidating statements of comprehensive income for the three months period ended September 30, 2004

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe- Consolidated	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated

Net income (loss)	$1,332	$50	$48	$15	$(63)	$50	$1,275	$(1,325)	$1,332
Other comprehensive income (loss)	161	—	4	(4)	—	—	161	(161)	161
Comprehensive income (loss)	$1,493	$50	$52	$11	$(63)	$50	$1,436	$(1,486)	$1,493

Condensed consolidating balance sheets as of December 31, 2004

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe- Consolidated	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated
ASSETS
Current assets:
Cash and cash equivalents, including short-term investments	$12	$2	$18	$11	$—	$31	$2,453	$—	$2,496
Restricted cash	—	—	—	—	—	—	138	—	138
Trade accounts receivable	—	7	208	117	—	332	1,679	(5)	2,006
Inventories	—	3	147	233	—	383	3,670	(40)	4,013
Prepaid expenses and other current assets	522	55	288	794	(1,024)	113	1,991	(1,654)	972
Total current assets	534	67	661	1,155	(1,024)	859	9,931	(1,699)	9,625
Property, plant and equipment – net	—	—	151	111	—	262	7,300	—	7,562
Investments in affiliates	6,248	474	15	565	(1,039)	15	10,286	(15,882)	667
Other assets	29	1	13	2	—	16	1,273	(19)	1,299
Total assets	$6,811	$542	$840	$1,833	$(2,063)	$1,152	$28,790	$(17,600)	$19,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	$—	$4	$8	$29	$—	$41	$300	$—	$341
Trade accounts payable	—	5	138	169	—	312	1,587	—	1,899
Accrued expenses and other current liabilities	965	132	285	284	(457)	244	4,352	(1,571)	3,990
Total current liabilities	965	141	431	482	(457)	597	6,239	(1,571)	6,230
Long-term debt	—	96	—	14	(13)	97	1,725	(183)	1,639
Deferred employee benefits	—	—	44	64	—	108	1,823	—	1,931
Other long-term obligations	—	—	35	10	—	45	1,719	—	1,764
Total liabilities	965	237	510	570	(470)	847	11,506	(1,754)	11,564
Minority Interest							1,743	—	1,743
Shareholders’ equity	5,846	305	330	1,263	(1,593)	305	15,541	(15,846)	5,846

Total liabilities and shareholders’ equity	$6,811	$542	$840	$1,833	$(2,063)	$1,152	$28,790	$(17,600)	$19,153

Condensed consolidating statements of income for the nine months period ended September 30, 2005

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe- Consolidated	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel -Consolidated

Net sales	$—	$29	$1,062	$707	$(95)	$1,703	$19,576	$(201)	$21,078
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	11	803	630	(79)	1,365	14,655	(167)	15,853
Depreciation	—	—	7	9	—	16	554	—	570
Selling, general and administrative	55	8	39	31	(16)	62	673	(10)	780
Operating income (loss)	(55)	10	213	37	—	260	3,694	(24)	3,875
Other income (expense) net	92	—	—	2	—	2	(44)	—	50
Income from equity method investments	2,664	147	6	—	(147)	6	60	(2,664)	66

Financing costs:
Net interest income (expense)	15	4	(8)	(7)	—	(11)	(142)	—	(138)
Net gain (loss) from foreign exchange	(1)	—	—	—	—	—	5	—	4
Income before taxes and minority interest	2,715	161	211	32	(147)	257	3,573	(2,688)	3,857
Income tax (benefit) expense:
Current	—	1	83	1	—	85	437	—	522
Deferred	—	—	4	8	—	12	192	—	204
Net income (loss) before minority interest	2,715	160	124	23	(147)	160	2,944	(2,688)	3,131
Minority Interest	—	—	—	—	—	—	(416)	—	(416)

Net income (loss)	$2,715	$160	$124	$23	$(147)	$160	$2,528	$(2,688)	$2,715

Condensed consolidating statements of comprehensive income for the nine months period ended September 30, 2005

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe- Consolidated	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated

Net income (loss)	$2,715	$160	$124	$23	$(147)	$160	$2,528	$(2,688)	$2,715
Other comprehensive income (loss)	(494)	25	(41)	(5)	46	25	(484)	459	(494)
Comprehensive income (loss)	$2,221	$185	$83	$18	$(101)	$185	$2,044	$(2,229)	$2,221

Condensed consolidating statements of cash flows for the nine months period ended September 30, 2005

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe- Consolidated	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated
Net cash provided by (used in) operating activities	$431	$(380)	$126	$13	$441	$200	$2,272	$18	$2,921

Investing activities:
Purchases of property, plant and equipment	—	—	(12)	(14)	—	(26)	(739)	—	(765)
Proceeds from sale of assets and investment including affiliates and joint ventures	—	—	1	—	—	1	43	—	44
Investment in affiliates and joint ventures	(2,267)	441	—	59	(500)	—	1,952	—	(315)
Acquisition of net assets of subsidiaries, net of cash acquired	—	—	—	—	—	—	(1,311)	(18)	(1,329)
Restricted cash	—	—	—	—	—	—	(114)	—	(114)
Other	—	—	—	(60)	—	(60)	55	—	(5)
Net cash provided by (used in) investing activities	(2,267)	441	(11)	(15)	(500)	(85)	(114)	(18)	(2,484)

Financing activities:
Proceeds from payable to banks	—	—	(4)	7	—	3	1,663	—	1,666
Proceeds from long-term debt	1,450	—	—	—	—	—	1,749	—	3,199
Debt issuance cost	(10)	—	—	—	—	—	—	—	(10)
Proceeds from long-term debt from affiliates	—	41	31	81	—	153	(153)	—	—
Payments of payable to banks	—	—	—	(31)	—	(31)	(1,766)	—	(1,797)
Payments of long-term debt	(1,450)	—	—	(1)	—	(1)	(632)	—	(2,083)
Payments of long-term debt payable to affiliated	—	(39)	(105)	—	—	(144)	144	—	—
Sale of treasury stock	6	—	—	—	—	—	—	—	6
Dividends	(68)	(64)	—	(59)	59	(64)	(1,817)	—	(1,949)
Other	1,909	—	—	—	—	—	(1,925)	—	(16)
Net cash provided by (used in) financing activities	1,837	(62)	(78)	(3)	59	(84)	(2,737)	—	(984)
Net increase (decrease) in cash and cash equivalents	1	(1)	37	(5)	—	31	(579)	—	(547)
Effect of exchange rate changes on cash	—	—	4	(2)	—	2	(162)	(1)	(161)
Cash and cash equivalents:
At the beginning of the period	12	2	18	11	—	31	2,451	1	2,495
At the end of the year	$13	$1	$59	$4	$—	$64	$1,710	$—	$1,787

Condensed consolidating statements of income for the nine months period ended September 30, 2004

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe- Consolidated	Mittal Steel - Non- uarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel Consolidated

Sales	$—	$27	$952	$646	$(85)	$1,540	$14,577	$(97)	$16,020
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	22	782	584	(70)	1,318	9,424	(65)	10,677
Depreciation	—	—	6	8		14	397	1	412
Selling, general and administrative	12	8	36	35	(15)	64	445	(11)	510
Operating income (loss)	(12)	(3)	128	19	—	144	4,311	(22)	4,421
Other income (expense) – net	18	(3)	3	(2)	—	(2)	(618)	648	46
Income from Equity method investments	3,145	104	—	—	(104)	—	5	(3,126)	24

Financing costs:
Net interest income (expense)	(4)	(12)	(2)	—	—	(14)	(119)	—	(137)
Net gain (loss) from foreign exchange	—	—	—	—	—	—	6	3	9
Income before taxes	3,147	86	129	17	(104)	128	3,585	(2,497)	4,363
Income tax (benefit) expense:
Current	—	—	32	—	—	32	433	—	465
Deferred	—	—	10	—	—	10	339	1	350
Net Income (loss) Before Minority Interest	3,147	86	87	17	(104)	86	2,813	(2,498)	3,548
Minority Interest	—	—	—	—	—	—	(402)	1	(401)
Net income (loss)	$3,147	$86	$87	$17	$(104)	$86	$2,411	$(2,497)	$3,147

Condensed consolidating statements of comprehensive income for the nine months ended September 30, 2004

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe- Consolidated	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel Consolidated

Net income	$3,147	$86	$87	$17	$(104)	$86	$2,411	$(2,497)	$3,147
Other comprehensive income (loss)	490	(1)	6	(9)	3	(1)	491	(490)	490
Comprehensive income (loss)	$3,637	$85	$93	$8	$(101)	$85	$2,902	$(2,987)	$3,637

Condensed consolidating statements of cash flows for the nine months ended September 30, 2004

	Mittal Steel Europe - Issuer Subsidiary
	Mittal Steel - Parent Company	Mittal Steel Europe - Parent Company	Mittal Steel Europe - Subsidiary Guarantors	Mittal Steel Europe - Non- Guarantor Subsidiary	Mittal Steel Europe- Eliminations	Mittal Steel Europe- Consolidated	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel Consolidated

Net cash provided by operating activities	$2,406	$(47)	$45	$4	$11	$13	$2,800	$(2,355)	$2,864

Investing activities:
Purchases of property, plant and equipment	—	—	(7)	(5)	—	(12)	(511)	1	(522)
Proceeds from sale of investment including affiliates and joint ventures	—	—	—	—	—	—	22	—	22
Investment in affiliates and joint ventures	(2,346)	28	—	—	—	28	22	2,318	22
Acquisition of net assets of subsidiaries, net of cash acquired	—	—	—	—	—	—	(7)	—	(7)
Restricted cash	—	—	—	—	—	—	(87)	—	(87)
Other	—	2	—	—	—	2	83	(80)	5
Net cash provided (used) by investing activities	(2,346)	30	(7)	(5)	—	18	(478)	2,239	(567)
Financing activities:
Proceeds from payable to banks	—	3	(7)	4	—	—	2,165	2	2,167
Proceeds from long-term debt including from affiliates	—	—	—	—	—	—	239	795	1,034
Proceeds from long-term debt from affiliates	—	37	12	—	(49)	—	795	(795)	—
Payments of payable to banks	—	—	—	(15)	—	(15)	(2,360)	(1)	(2,376)
Payments of long-term debt including to affiliates	—	(20)	(37)	(1)	37	(21)	(1,440)	86	(1,375)
Purchase of treasury stock	(54)	—	—	—	—	—	—	—	(54)
Issue of share capital	—	—	—	—	—	—	31	(31)
Sale of treasury stock	7	—	—	—	—	—	—	—	7
Dividends	—	(1)	—	—	1	—	(471)	59	(412)
Other	2	—	—	—	—	—	—	1	3
Net cash used by financing activities	(45)	19	(32)	(12)	(11)	(36)	(1,041)	116	(1,006)
Net increase (decrease) in cash and cash equivalents	15	2	6	(13)	—	(5)	1,281	—	1,291
Effect of exchange rate changes on cash	—	—	—	—	—	—	47	—	47
Cash and cash equivalents:
At the beginning of the year	1	—	19	19	—	38	721	—	760
At the end of the year	$16	$2	$25	$6	$—	$33	$2,049	$—	$2,098

Note 15: Financial Information for Issuer, Subsidiaries and Non-Guarantor Subsidiaries of Ispat Inland Inc.

On March 25, 2004, Ispat Inland Inc., through a newly created subsidiary, issued $800 of senior secured notes through a private placement. The $776 net proceeds from the offering by Ispat Inland ULC, a newly created finance subsidiary, were used to repay existing debt. The notes are secured by a pledge of $800 of Ispat Inland Inc.’s first mortgage bonds, and will be jointly, severally, fully and unconditionally guaranteed by Ispat Inland Inc., certain of its existing and future domestic subsidiaries, Mittal Steel, and Ispat Inland LP, a limited purpose finance subsidiary.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to this proposed offering for the following:

•                  Mittal Steel on a parent company only basis;

•                  Ispat Inland ULC, a newly formed limited purpose finance subsidiary, the issuer;

•                  Ispat Inland Inc. and its guarantor subsidiaries and Ispat Inland LP on a combined basis;

•                  Mittal Steel’s non-guarantor subsidiaries on a combined basis;

•                  Mittal Steel eliminations and other adjustments; and

•                  Mittal Steel and subsidiaries consolidated

Condensed consolidating statements of income for the three months ended September 30, 2005

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland - Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel Consolidated
Net sales	$—	$562	$—	$—	$562	$—	$6,560	$(72)	$7,050
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	567	(16)	—	551	—	5,344	(79)	5,816
Depreciation	—	26	—	—	26	—	189	—	215
Selling, general and administrative	24	9	—	—	9	—	246	(25)	254

Operating income	(24)	(40)	16	—	(24)	—	781	32	765
Other income (expense) – net	49	(2)	4	—	2	—	(16)	(25)	10
Equity in earnings of subsidiaries	452	—	—	—	—	—	18	(451)	19
Financing costs:
Net interest income (expense)	2	(19)	(2)	—	(21)	—	(29)	(2)	(50)
Net gain (loss) from foreign exchange	(1)	—	—	—	—	—	(12)	—	(13)
Income before taxes and minority interests	478	(61)	18	—	(43)	—	742	(446)	731
Income tax (benefit) expense:
Current	—	(8)	1	—	(7)	—	78	—	71
Deferred	—	(17)	—	—	(17)	—	110	—	93
Net income (loss) before minority interest and equity in earnings of subsidiaries	478	(36)	17	—	(19)	—	554	(446)	567
Minority Interest	—	—	—	—	—	—	(89)	—	(89)

Net income (loss)	$478	$(36)	$17	$—	$(19)	$—	$465	$(446)	$478

Condensed consolidating statements of comprehensive income for the three months ended September 30, 2005

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland - Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland - Consolidated	Ispat Inland LP	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated

Net income (loss)	$478	$(36)	$17	$—	$(19)	$—	$465	$(446)	$478
Other comprehensive income (loss)	268	—	—	—	—	—	272	(272)	268
Comprehensive income (loss)	$746	$(36)	$17	$—	$(19)	$—	$737	$(718)	$746

Condensed consolidating balance sheets as of September 30, 2005

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland - Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland - Consolidated	Ispat Inland LP	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$13	$1	$13	$—	$14	$1	$1,759	$—	$1,787
Restricted cash	—	—	—	—	—	—	253	—	253
Short-term investments	—	—	—	—	—	—	10	—	10
Trade accounts receivable	—	29	201	—	230	—	2,347	(5)	2,572
Inventories	—	601	—	—	601	—	4,964	(36)	5,529
Prepaid and other current assets	1,023	44	—	—	44	596	3,145	(3,958)	850
Deferred tax assets - net	—	8	20	—	28	—	188	—	216
Total current assets	1,036	683	234	—	917	597	12,666	(3,999)	11,217
Property, plant and equipment - net	—	1,673	—	—	1,673	—	9,214	26	10,913
Investments in affiliates	10,615	438	246	(438)	246	90	11,477	(21,262)	1,166
Deferred tax assets - net	—	223	—	—	223	—	568	—	791
Intangible pension assets	—	58	—	—	58	—	45	—	103
Other assets	38	24	3	—	27	13	384	(24)	438
Total assets	$11,689	$3,099	$483	$(438)	$3,144	$700	$34,354	$(25,259)	$24,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	$—	$33	$—	$—	$33	$—	$230	$(4)	$259
Trade accounts payable	—	174	17	—	191	—	1,815	(3)	2,003
Accrued expenses and other current liabilities	1,849	475	4	—	479	41	3,586	(2,629)	3,326
Total current liabilities	1,849	682	21	—	703	41	5,631	(2,636)	5,588
Long-term debt	—	173	—	—	173	570	2,874	(83)	3,534
Long-term debt to affiliates	—	749	—	—	749	—	153	(902)	—
Deferred employee benefits	—	1,229	—	—	1,229	—	603	—	1,832
Other long-term obligations	—	54	2	—	56	—	2,018	—	2,074
Total liabilities	1,849	2,887	23	—	2,910	611	11,279	(3,621)	13,028
Minority Interest	—	—	—	—	—	—	1,760	—	1,760
Shareholders’ equity	9,840	212	460	(438)	234	89	21,315	(21,638)	9,840
Total liabilities and shareholders’ equity	$11,689	$3,099	$483	$(438)	$3,144	$700	$34,354	$(25,259)	$24,628

Condensed consolidating statements of income for the three months ended September 30, 2004

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland - Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland - Consolidated	Ispat Inland LP	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated
Net sales	$—	$909	$—	$—	$909	$—	$5,450	$(67)	$6,292
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	684	(23)	—	661	—	3,448	(82)	4,027
Depreciation	—	25	—	—	25	1	125	—	151
Selling, general and administrative	3	10	—	—	10	—	182	(13)	182

Operating income	(3)	190	23	—	213	(1)	1,695	28	1,932

Other income (expense) – net	3	(4)	5	—	1	—	12	(10)	6
Equity in earnings of subsidiaries	1,334	—	—	—	—	—	5	(1,334)	5
Financing costs:
Net interest income (expense)	(2)	(28)	(2)	—	(30)	—	(15)	5	(42)
Net gain (loss) from foreign exchange	—	—	—	—	—	—	8	1	9
Income before taxes and minority interest	1,332	158	26	—	184	(1)	1,705	(1,310)	1,910

Income tax (benefit) expense:
Current	—	—	—	—	—	—	220	—	220
Deferred	—	63	1	—	64	(1)	111	3	177
Net income (loss) before minority interest	1,332	95	25	—	120	—	1,374	(1,313)	1,513
Minority Interest	—	—	—	—	—	—	(181)	—	(181)

Net income (loss)	$1,332	$95	$25	$—	$120	$—	$1,193	$(1,313)	$1,332

Condensed consolidating statements of comprehensive income for the three months ended September 30, 2004

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland - Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland - Consolidated	Ispat Inland LP	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated

Net income (loss)	$1,332	$95	$25	$—	$120	$—	$1,193	$(1,313)	$1,332
Other comprehensive income (loss)	161	—	—	—	—	—	158	(158)	161
Comprehensive income	$1,493	$95	$25	$—	$120	$—	$1,351	$(1,471)	$1,493

Condensed consolidating balance sheets as of December 31, 2004

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland - Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland - Consolidated	Ispat Inland LP	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated
ASSETS
Current assets:
Cash and cash equivalents including short term investments	$12	$41	$40	$—	$81	$1	$2,398	$4	$2,496
Restricted Cash	—	—	—	—	—	—	138	—	138
Trade accounts receivable	—	77	200	—	277	—	1,734	(5)	2,006
Inventories	—	602	—	—	602	—	3,455	(44)	4,013
Prepaid expenses and other current assets	522	61	(26)	—	35	584	2,491	(2,660)	972
Total current assets	534	781	214	—	995	585	10,216	(2,705)	9,625
Property, plant and equipment – net	—	1,689	—	—	1,689	—	5,873	—	7,562
Investments in affiliates	6,248	364	231	(364)	231	90	11,477	(17,379)	667
Other assets	29	375	4	—	379	15	912	(36)	1,299
Total assets	$6,811	$3,209	$449	$(364)	$3,294	$690	$28,478	$(20,120)	$19,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	$—	$—	$—	$—	$—	$—	$341	$—	$341
Trade accounts payable	—	202	33	—	235	—	1,664	—	1,899
Accrued expenses and other current liabilities	965	368	3	—	371	31	3,985	(1,362)	3,990
Total current liabilities	965	570	36	—	606	31	5,990	(1,362)	6,230
Long-term debt	—	1,013	—	—	1,013	569	1,001	(944)	1,639
Shareholder Loan	—	—	—	—	—	—	—	—	—
Deferred employee benefits	—	1,508	—	—	1,508	—	423	—	1,931
Other long-term obligations	—	56	2	—	58	—	1,706	—	1,764
Total liabilities	965	3,147	38	—	3,185	600	9,120	(2,306)	11,564
Minority Interest	—	—	—	—	—	—	1,743	—	1,743
Shareholders’ equity	5,846	62	411	(364)	109	90	17,615	(17,814)	5,846
Total liabilities and shareholders’ equity	$6,811	$3,209	$449	$(364)	$3,294	$690	$28,478	$(20,120)	$19,153

Condensed consolidating statements of income for the nine months ended September 30, 2005

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland - Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland - Consolidated	Ispat Inland LP	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated
Net sales	$—	$2,093	$—	$—	$2,093	$—	$19,259	$(274)	$21,078
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	1,788	(45)	—	1,743	—	14,333	(223)	15,853
Depreciation	—	76	—	—	76	1	493	—	570
Selling, general and administrative	55	28	—	—	28	—	712	(15)	780
Other operating expense	—	—	—	—	—	—	—	—	—
Operating income	(55)	201	45	—	246	(1)	3,721	(36)	3,875

Other income (expense) – net	92	(9)	14	—	5	—	14	(61)	50
Equity in earnings of subsidiaries	2,664	—	—	—	—	—	64	(2,662)	66
Financing costs:
Net interest income (expense)	15	(57)	(6)	—	(63)	1	(87)	(4)	(138)
Net gain (loss) from foreign exchange	(1)	—	—	—	—	—	5	—	4
Income before taxes and minority interests	2,715	135	53	—	188	—	3,717	(2,763)	3,857

Income tax (benefit) expense:
Current	—	(9)	2	—	(7)	—	531	(2)	522
Deferred	—	70	—	—	70	—	134	—	204
Net income (loss) before minority interest	2,715	74	51	—	125	—	3,052	(2,761)	3,131
Minority Interest	—	—	—	—	—	—	(416)	—	(416)

Net income (loss)	$2,715	$74	$51	$—	$125	$—	$2,636	$(2,761)	$2,715

Condensed consolidating statements of comprehensive income for the nine months ended September 30, 2005

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland - Consolidated	Ispat Inland LP	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated

Net income (loss)	$2,715	$74	$51	$—	$125	$—	$2,636	$(2,761)	$2,715
Other comprehensive income (loss)	(494)	—	—	—	—	—	(386)	386	(494)
Comprehensive income (loss)	$2,221	$74	$51	$—	$125	$—	$2,250	$(2,375)	$2,221

Condensed consolidating statements of cash flows for the nine months ended September 30, 2005

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland - Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland - Consolidated	Ispat Inland LP	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated
Net cash provided by (used in) operating activities	$431	$85	$(48)	$—	$37	$—	$2,248	$205	$2,921
Investing activities:
Purchases of property, plant and equipment	—	(60)	—	—	(60)	—	(705)	—	(765)
Proceeds from sale of assets and investment including affiliates and joint ventures	—	—	—	—	—	—	44	—	44
Investment in affiliates and joint ventures	(2,267)	—	22	—	22	—	2,046	(116)	(315)
Acquisition of net assets of subsidiaries, net of cash acquired							(1,311)	(18)	(1,329)
Restricted cash	—	—	—	—	—	—	(114)	—	(114)
Other	—	—	—	—	—	—	(5)	—	(5)
Net cash provided by (used in) investing activities	(2,267)	(60)	22	—	(38)	—	(45)	(134)	(2,484)
Financing activities:
Proceeds from payable to banks	—	—	—	—	—	—	1,666	—	1,666
Proceeds from long-term debt	1,450	—	—	—	—	—	1,749	—	3,199
Debt issuance Cost	(10)	—	—	—	—	—	—	—	(10)
Proceeds from long-term debt from affiliates	—	180	—	—	180	(2)	(139)	(39)	—
Payments of payable to banks	—	(5)	—	—	(5)	—	(1,792)	—	(1,797)
Payments of long-term debt	(1,450)	(1)	—	—	(1)	—	(632)	—	(2,083)
Payments of long-term debt payable to affiliated	—	(240)	—	—	(240)	—	201	39	—
Sale of treasury stock	6	—	—	—	—	—	—	—	6
Dividends	(68)	—	—	—	—	—	(1,620)	(261)	(1,949)
Other	1,909	—	—	—	—	2	(2,123)	196	(16)
Net cash provided by (used in) financing activities	1,837	(66)	—	—	(66)	—	(2,690)	(65)	(984)
Net increase (decrease) in cash and cash equivalents	1	(41)	(26)	—	(67)	—	(487)	6	(547)
Effect of exchange rate changes -cash	—	—	—	—	—	—	(161)	—	(161)
Cash and cash equivalents:
At the beginning of the year	12	42	39	—	81	1	2,407	(6)	2,495
At the end of the year	$13	$1	$13	$—	$14	$1	$1,759	$—	$1,787

Condensed consolidating statements of income for the nine months ended September 30, 2004

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland - Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland - Consolidated	Ispat Inland LP	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Others & Eliminations	Mittal Steel - Consolidated
Sales	$—	$2,347	$—	$—	$2,347	$—	$14,349	$(676)	$16,020
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	1,895	(58)	—	1,837	—	9,464	(624)	10,677
Depreciation	—	75	—	—	75	3	333	1	412
Selling, general and administrative	12	29	1	—	30	—	498	(30)	510
Other operating expense	—	—	—	—	—	—	—	—	—
Operating income	(12)	348	57	—	405	(3)	4,054	(23)	4,421

Equity in earnings of subsidiaries	3,145	—	—	—	—	—	6	(3,105)	46
Other income (expense) - net	18	(1)	13	—	12	—	(632)	626	24
Financing costs:
Net interest income (expense)	(4)	(76)	(4)		(80)	1	(56)	2	(137)
Net gain (loss) from foreign exchange	—	—	—	—	—	—	6	3	9
Income before taxes and minority Interest	3,147	271	66	—	337	(2)	3,378	(2,497)	4,363

Income tax (benefit) expense:
Current	—	(3)	3	—	—	(1)	466	—	465
Deferred	—	120	—	—	120	—	229	1	350
Net Income Before M inority interest	3,147	154	63	—	217	(1)	2,683	(2,498)	3,548
Minority Interest	—	—	—	—	—	—	(402)	1	(401)

Net income (loss)	$3,147	$154	$63	$—	$217	$(1)	$2,281	$(2497)	$3,147

Condensed consolidating statements of comprehensive income for the nine months period ended September 30, 2004

	Ispat Inland - Issuer Subsidiary
	Mittal Steel - Parent Company	Ispat Inland - Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland – Consolidated	Ispat Inland LP	Mittal Steel- Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel - Consolidated

Net income	$3,147	$154	$63	$—	$217	$(1)	$2,281	$(2,497)	$3,147
Other comprehensive income (loss)	490	—	—	—	—		490	(490)	490
Comprehensive income	$3,637	$154	$63	$—	$217	$(1)	$2,771	$(2,987)	$3,637

Condensed consolidating statements of cash flows for the nine months period ended September 30, 2004

	Ispat Inland – Issuer Subsidiary
	Mittal Steel Parent Company	Ispat Inland – Guarantor Subsidiaries	Ispat Inland – Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland – Consolidated	Ispat Inland LP	Mittal Steel - Non- guarantor Subsidiaries	Mittal Steel Eliminations	Mittal Steel – Consolidated
Net cash provided by operating activities	$2,406	$20	$41	$—	$61	$(21)	$2,766	$(2,348)	$2,864
Investing activities:
Purchases of property, plant and equipment	—	(19)	—	—	(19)	—	(505)	2	(522)
Proceeds from sale of assets and investment including affiliates and joint ventures	—	—	—	—	—	—	22	—	22
Acquisition of net assets of subsidiaries , net of cash acquired	—	—	—	—	—	—	(7)	—	(7)
Investment in affiliates and joint ventures	(2,346)	—	29	—	29	—	21	2,318	22
Restricted cash	—	—	—	—	—	—	(87)	—	(87)
Other	—	—	—	—	—	—	86	(81)	5
Net cash provided (used) by investing activities	(2,346)	(19)	29	—	10	—	(470)	2,239	(567)
Financing activities:
Proceeds from payable to banks	—	1,932	—	—	1,932	—	236	(1)	2,167
Proceeds from long-term debt including from affiliates	—	795	—	—	795	21	288	(70)	1,034
Payments of payable to banks	—	(2,025)	(45)	—	(2,070)	—	(293)	(13)	(2,376)
Payments of long-term debt including to affiliates	—	(698)	—	—	(698)	—	(836)	159	(1,375)
Purchase of treasury stock	(54)	—	—	—	—	—	—	—	(54)
Sale of treasury stock	7	—	—	—	—	—	—	—	7
Dividends	—	—	—	—	—	—	(472)	60	(412)
Other	2	—	—	—	—	—	31	(30)	3
Net cash used by financing activities	(45)	4	(45)	—	(41)	21	(1,046)	105	(1,006)
Net increase (decrease) in cash and cash equivalents	15	5	25	—	30	—	1,250	(4)	1,291
Effect of exchange rate changes on cash	—	—	—	—	—	—	45	2	47
Cash and cash equivalents:
At the beginning of the year	1	2	11	—	13	—	744	2	760
At the end of the year	$16	$7	$36	$—	$43	$—	$2,039	$—	$2,098

Note 16: Subsequent Events

On November 10, 2005, the Company announced that it proposed the refunding of some or all of (i) the City of East Chicago, Indiana Pollution Control Revenue Bonds Series 1977, which are currently outstanding in the aggregate principal amount of $17 (ii) the City of East Chicago, Indiana Pollution Control Refunding Revenue Bonds Series 1993, which are currently outstanding in the aggregate principal amount of $23 and (iii) Indiana Development Finance Authority Pollution Control Revenue Bonds Series 1995, which are currently outstanding in the aggregate principal amount of $11.The refunding was completed on November 22, 2005.

On November 2, 2005, the Company’s Canadian operating subsidiary, Mittal Canada signed a letter of intent with Stelco Inc of Ontario concerning the acquisition of Norambar Inc., Stelfil Ltèe located in Quèbec and Stelwire Ltd located in Ontario. The purchase is subject to a number of conditions, including the negotiation of definitive documentation and court approval.

On November 2, 2005, the Company’s U.S operating subsidiary Ispat Inland, announced the ratification of a new collective-bargaining agreement by members of the United Steelworkers at locations in Indiana and Minnesota. These agreements run through September 1, 2008.

Following a public auction on October 24, 2005, the Company announced that it has signed a share purchase agreement to acquire a 93.02% stake in the capital of Kryvorizhstal from the State Property Fund of Ukraine. Under the terms of the share agreement, the Company will acquire 3,590,038,755 shares of the share capital of Kryvorizhstal for a total consideration of Ukraine Hryvnia (UAH) 24.2 billion ($ 4.8 billion).The transaction was financed from our own cash resources and credit lines and was finalized on November 25, 2005.

On October 19, 2005, the Company signed a $3,000 loan agreement with Citigroup.  The facility was subsequently increased by $500 to $3,500 and has terms similar to the previous $3,200 credit facility provided by the same group (refer to Note 6).  Mittal Steel will use the proceeds of this facility to partially fund the acquisition of a 93.02% stake in the capital of Kryvorizhstal.

On October 19, 2005 the final closing notice was received from the Competition Council on the share purchase agreement with Broadhurst Investment Ltd for the Romportmet Port Facility.

On October 8, 2005, the Company announced that a Memorandum of Understanding has been signed with the Government of Jharkhand, India with respect to the establishment of a mining and steel-making operation in the region. After finalizing a Detailed Project Report, the Company intends to enter into definitive agreements with the Government of Jharkhand. The project, is anticipated to cost approximately $9 billion, and will be developed in two phases. The company plans to complete the project within eight years and six months after agreement of the Detailed Project Report.